UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             SignalSoft Corporation
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   82668M 10 2
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.    82668M 10 2



1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         James A. Fitch


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)


3.   SEC Use Only


4.   Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------

Number of       5.   Sole Voting Power                      1,555,367
Shares
Beneficially
Owned by        6.   Shared Voting Power                        - 0 -
Each
Reporting
Person With     7.   Sole Dispositive Power                 1,555,367


                8.   Shared Dispositive Power                   - 0 -
--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,555,367


10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)............................[   ]


11.  Percent of Class Represented by Amount in Row (9)

         6.2%


12.  Type of Reporting Person (See Instructions)

         IN

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Item 2.
            (b) Address of Principal Business Office or, if none, Residence 827 Walnut Street
                  Edmonds, WA  98020

Item 4.  Ownership.

            (a) Amount beneficially owned:  1,555,367         .
                                           -------------------
            (b) Percent of class:   6.2%             .
                                  -------------------
            (c) Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote     1,555,367
                                                              ------------------
                (ii) Shared power to vote or to direct the vote       - 0 -
                                                              ------------------
                (iii)Sole power to dispose or to direct the
                     disposition of                               1,555,367
                                                              ------------------
                (iv) Shared power to dispose or to direct
                     the disposition of                                - 0 -
                                                              ------------------




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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 6, 2002                   /s/ James A. Fitch
                                           -------------------------------------
                                                James A. Fitch

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